UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Sub:	Redemption of USD 800,000,000 notes issued under Global Medium Term Note Programme (The GMTN Programme)

The Bank has made the below announcements to the Indian stock exchanges:

Pursuant to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please note that ICICI Bank Limited has fully redeemed the outstanding notes under ISINs: US45112FAJ57/ US45112EAG44 for a total sum of USD 816,000,000.00 (consisting of principal amount of USD 800,000,000.00 and aggregate accrued amount of interest of USD 16,000,000.00 from the last interest payment date to maturity date) on March 18, 2026. These notes were issued under the GMTN Programme.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	March 18, 2026	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team